

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via E-mail
Jianhua Zhu
Chairman and Chief Executive Officer
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People's Republic of China

> **Re:** **China Digital TV Holding Co., Ltd.**
> **Form 20-F**
> **Filed May 12, 2011**
> **File No. 001-33692**

Dear Mr. Jianhua Zhu:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Operating and Financial Review and Prospects

Results of Operations, page 56

1. Tell us what consideration you gave to discussing the material changes in income tax expense for each of the periods presented. See Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835, Interpretive Release Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Controls and Procedures, page 91

2.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

*   How do you evaluate and assess internal control over financial reporting?

    o   In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

    o   If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

*   How do you maintain your books and records and prepare your financial statements?

    o   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

    o   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

*   What is the background of the people involved in your financial reporting?

    o   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

        ▪   what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

o If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

o If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

- Since you identify an audit committee financial expert in your filing, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

VIE contractual arrangements, page F-7

3.   Please tell us the duration of each contract and their remaining term. Explain how contracts renew (i.e., whether the operating company's approval of the contracts are required). Describe if and how the operating company can terminate the contract (e.g., payment of a contract termination fee or ability to opt-out upon expiration of the contract). Revise future filings to disclose these terms.

Note 2. Summary of Significant Accounting Policies

(g) Concentration of credit risk, page F-14

4.   We note you disclose that management believes that the financial institutions that hold the company's cash have high-credit ratings and quality. Please explain how management made this determination. Consider whether further disclosures are necessary such as whether there are governmental regulations that protect such cash balances.

(m) Revenue recognition, page F-16

5.   We note from your discussion of operating activities on page 62 that you awarded major customers more favorable credit terms during 2008 and 2009. Describe the nature of the credit terms extended to these customers. Explain the impact on revenue recognition and your ability to meet the fixed or determinable fee and collectability criteria for these types of arrangements. Tell us what consideration you gave to disclosing your related policy. In addition, consider including a discussion of the judgments involved within Critical Accounting Policies.

Note 17. Income Taxes, page F-39

6.   We note your disclosure of the impact on earnings per share if N-S Digital TV and Super TV were not in a tax holiday. Explain to us why net income per share would *increase* if income tax expense was higher.

7.   Tell us what consideration you gave to including disclosures related to your accounting for uncertainty in income taxes. Refer to ASC 740-10-50-15, 50-15A and 50-19. To the extent material, also tell us what consideration you gave to the inclusion of unrecognized tax benefits in your table of contractual obligations on page 64. Refer to Discussion Document D of the SEC Regulations Committee Meeting on April 17, 2007.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Walsh at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief

cc: Via E-Mail
        William Chua, Sullivan & Cromwell LLP